As filed with the Securities and Exchange Commission on May 7, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

PEGASUS TEL, INC.

(Exact name of small business issuer as specified in its charter)

Delaware	41-2039686

State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
118 Chatham Road, Syracuse, NY	13203

(Address of Principal Executive Offices)	(Zip Code)

Issuer’s Telephone Number: (315) 476-5769

With Copies to:

Virginia K Sourlis, Esq.

The Sourlis Law Firm

2 Bridge Avenue

The Galleria

Red Bank, New Jersey 07701

Telephone: (732) 530-9007

Securities to be registered under Section 12(b) of the Act:

Title of each class To be registered N/A	Name of each exchange on which Each class is to be registered N/A

Securities to be registered under Section 12 (g) of the Act:

Common Stock, par value $0.0001 per share

(Title of Class)

TABLE OF CONTENTS

Page

FORWARD LOOKING STATEMENTS	3

PART I	3

Item 1. Description of Business.	3

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation.	6

RISKS ASSOCIATED WITH OUR BUSINESS	8

Item 3. Description of Property.	11

Item 5. Directors, Executive Officers, Promoters and Control Persons.	12

Item 6. Executive Compensation.	13

Item 7. Certain Relationships and Related Transactions.	13

Item 8. Description of Securities.	14

PART II	14

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder Matters.	14

Item 2. Legal Proceedings.	14

Item 3. Changes in and Disagreements with Accountants.	15

Item 4. Recent Sales of Unregistered Securities.	15

Item 5. Indemnification of Directors and Officers.	15

PART F/S	15

PART III	15

Item 1. Index to Exhibits.	15

SIGNATURES	16

FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects.

General

We are filing this Registration Statement on Form 10-SB, or Registration Statement, with the Securities and Exchange Commission, or the SEC, in order to become a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act, in connection with our spin-off from our parent company, Sino Gas International Holdings, Inc. (as described below). Once this Registration Statement becomes effective under the Exchange Act, we will be obligated to file periodic reports under the Exchange Act.

PART I

Item 1. Description of Business.

Overview

Pegasus Tel, Inc., a Delaware corporation, or Pegasus, was incorporated under the laws of the State of Delaware on February 19, 2002 to enter into the telecommunication business. Our company is a wholly-owned subsidiary of Sino Gas International Holdings, Inc., a Nevada corporation, or Sino Holdings.

On May 4, 2007, Sino Holdings filed a Preliminary Information Statement on Schedule 14C with the SEC in connection with our spin-off from Sino Holdings. Upon filing a Definitive Information Statement with the SEC, Sino Holdings will commence mailing such Information Statement to its stockholders. We are filing this Registration Statement in connection with our spin-off from Sino Holdings. Our spin-off is described below.

Spin-off

On August 31, 2006, the Board of Directors of Sino Holdings (then known as Dolce Ventures, Inc.) authorized the distribution, or spin-off, of our shares of common stock to the holders of Sino Holdings’ common stock as of the close of business on August 30, 2006, or the Record Date. The distribution is to begin on or after the effective date of this Registration Statement, or the Distribution Date, on a one for 20 basis, which means that one share of our common stock will be distributed for every 20 shares of Sino Holdings’ common stock issued and outstanding as of the Record Date.

On the Record Date, there were 100,770,140 shares of Sino Holdings’ common stock issued and outstanding. As a result of the spin-off on a one for 20 basis, a total of approximately 5,038,507 shares of our common stock will be distributed. This will constitute 100% of our issued and outstanding common stock upon the completion of the spin-off. Fractional shares, if any, will be rounded up to the nearest whole number.

Purposes of the spin-off:

We believe our spin-off in the best interest of Sino Holdings, Pegasus and its stockholders. We also believe that the spin-off will result in various benefits to Sino Holdings and Pegasus, including, but not limited to, the following:

•

Separating Sino Holdings’ business from Pegasus’ payphone business. This in turn will allow the management of each company to focus solely on the opportunities and challenges specific to each business.

•

Eliminating competition for capital between our businesses; including greater investor clarity, which should allow the investment community to better understand and evaluate Pegasus’ business and Sino Holdings’ businesses. We anticipate that this may expand the pool of capital available to each entity.

•

Increasing the long term value of Pegasus’ common stock. In addition, the spin-off will enable us and Pegasus to offer management and employees equity incentives that are economically aligned with the financial performance of their respective businesses; and

•	Allowing us to make acquisitions using our stock, if we choose to make such acquisitions.

Power over the terms of the spin-off:

Sino Holdings’ Board of Directors may amend or modify the spin-off at any time prior to the Distribution Date, and may abandon the spin-off at any time prior to the distribution of the Pegasus’ shares.

No trading market:

No public market exists for our common stock, although a trading market may develop after the shares are distributed. We will file an application to have our common stock traded on the NASD Over the Counter market.

Dividend Policy:

We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. Our Board periodically will reevaluate this dividend policy taking into account our operating results, capital needs, and the terms of our existing financing arrangements and other factors.

Available information:

Once we become a reporting company under the Exchange Act, any person or entity may read and copy our reports with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

Services and Products

We own, operate and manage privately owned public payphones in the County of Delaware, State of New York. As of May 7, 2007, we owned, operating and managed 15 payphones. We may pay site owners a commission based on a flat monthly rate or on a percentage of sales. Some of the businesses include, but are not limited to, retail stores, convenience stores, bars, restaurants, gas stations, colleges and hospitals. In the alternative, our agreement with business owners may be to provide the telecommunications services without the payment of any commissions.

The local telephone switch controls the traditional payphone technology. The local switch does not provide any services in the payphone that can benefit the owner of the phone. As we purchase phones from other companies, we upgrade them with “smart card” payphone technology. The upgrade is a circuit board with improved technology. The “smart card” technology allows us to determine on a preset time basis the operational status of the payphone. It also tells us when the coins in the phone have to be collected, the number and types of calls that have been made from each phone, as well as other helpful information that helps us provide better service to our payphone using public. This upgrade of the phones reduces the number and frequency of service visits due to outages and other payphone-related problems and, in turn, reduces the maintenance costs.

Market and Competition

The market in which we do business is highly competitive and constantly evolving. We face competition from the larger and more established companies -- from companies that develop new technology, as well as the many smaller companies throughout the country. The last several years have shown a marked increase in the use of cellular phones and toll free services which cut into our potential payphone customer base. Companies that have greater resources, including but not limited to, a larger sales force, more money, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential payphone customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce a less expensive or more improved payphone. These, as well as other factors, can have a negative impact on our income. Through a series of orders from the Federal Communications Commission (“FCC”), there have been attempts to address the financial loss created by toll free services, commonly known as “dial around,” calls. The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per call. These funds are remitted quarterly through a service provided by the American Public Communication Council “APCC.”

The competition from cellular phones is a very serious threat that can result in substantially less revenue per payphone. We have attempted to address this issue by avoiding locations that service business travelers. For many years, these locations were the most lucrative, but now they are the locations most impacted by the cellular user.

The large former Bell companies who provide local service dominate the industry. These companies have greater financial ability than us, and provide the greatest competitive challenge. However, we compete with these companies by paying a commission to the site owner. The commission is an enticement for the site owner to use our phone on its site. We believe we are able to provide a higher quality customer service because the phones alert us to any technical difficulties, and we can service them promptly. The ability to immediately know that a problem exists with a payphone is very important because down time for a phone means lost revenue for us.

Significant Customers

We do not rely on a major customer for our revenue. We have a variety of small single businesses as well as some small chain stores that we service. We do not believe that we would suffer dramatically if any one customer or small chain decided to stop using our phones. We must buy dial tone for each payphone from the local exchange carrier. As long as we pay the carrier bill, it must provide a dial tone. As a regulated utility, the exchange carrier may not refuse to provide us service. Alternate service exists in certain areas where Verizon competitors are located. We use alternate local service providers when we can get a better price for the service. We use long distance providers on all the payphones.

If the FCC regulation requiring sellers of long distance toll free services to pay payphone owners $0.494 per call is reduced or done away with, it could have a negative effect upon our revenue stream. We have no control over what rules and regulations the state and federal regulatory agencies require us to follow now or in the future. It is possible for future regulations to be so financially demanding that they cause us to go out of business.

Intellectual Property

We do not own any patents or trademarks. Companies in the telecommunications industry and other industries in which we compete own large numbers of patents, copyrights and trademarks and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows. We might may not be able to withstand any third-party claims or rights against their use.

Government Regulation

We are subject to varying degrees of regulation by federal, state, local and foreign regulators. The implementation, modification, interpretation and enforcement of these laws and regulations vary and can limit our ability to provide many of our services. Our ability to compete in our target markets depends, in part, upon favorable regulatory conditions and the favorable interpretations of existing laws and regulations.

Research and Development

We have not expended any money in the last two fiscal years on research and development activities.

Seasonality

Our revenues from payphone operation are affected by seasonal variations, geographic distribution of payphones and type of location. Because we operate in the northeastern part of the country with many of the payphones located outdoor, weather patterns affect our revenue streams. Revenues drop off significantly during winter and conversely show an increase in the spring and summer. Revenues are generally lowest in the first quarter and highest in the third quarter.

Employees

John F. Passalaqua, our Chief Financial Officer, Secretary and Director, works for us on a full-time basis. Carl E. Worboys, our President and Director, works for us on part-time and an as-needed basis. We have no other employees.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Basis of Presentation

The following discussion and analysis is based on our audited consolidated Financial Statements for the years ended December 31, 2006 and 2005 of Pegasus Tel, Inc., or Pegasus. In the opinion of management, the audited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessary indicative of results to be expected for the entire year. Interim results are not necessary indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Seasonality

Our revenues from payphone operation are affected by seasonal variations, geographic distribution of payphones and type of location. Because we operate in the northeastern part of the country with many of the payphones located outdoor, weather patterns affect our revenue streams. Revenues drop off significantly during winter and conversely show an increase in the spring and summer. Revenues are generally lowest in the first quarter and highest in the third quarter.

Our installed payphone base generates revenue from two principal sources: coin-calls and non-coin calls.

1. Coin calls:

Coin calls represent calls paid for by customers who deposit coins into the payphones. Coin call revenue is recorded as the actual amount of coins collected from the payphones.

2. Non-Coin calls:

Commission income includes commissions from operator service telecommunications companies and commissions for free calls from all payphones. The commissions for operator services are paid 45 days in arrears. Toll free compensation is billed quarterly and received three and one half months behind the billed quarter.

Costs related to our operation.

The principal costs related to the ongoing operation of our payphones include telephone charges, commissions, and service, maintenance and network costs. Telephone charges consist of payments made by us to local exchange carriers and long distance carriers for access to and use of their telecommunications networks. Commission expense represents payments to owners or operators of the premises at which a payphone is located. Service, maintenance and network cost represent the cost of servicing and maintaining the payphones on an ongoing basis.

Fiscal year ended December 31, 2006 compared to the fiscal year ended December 30, 2005

Results of Operations

Our total revenue decreased by $6,210, or approximately 74%, from $8,348 for the year ended December 31, 2005, to $2,138 for the year ended December 31, 2006. This decrease was primarily attributable to removal of unprofitable phone locations and lower call volumes on our payphones resulting from the growth in wireless communications.

Our coin call revenues decreased by $4,607, or approximately 97%, from $4,742 for the year ended December 31, 2005, to $135 for year ended December 31, 2006. The decrease in coin call revenue was primarily attributable to the reduced number of payphones we operated coupled with the increased competition from wireless communication services.

Our non-coin call revenue, or commission income, which is comprised primarily of dial-around revenue and operator service revenue increased by $1,127, or approximately 129%, from $877 for the year ended December 31, 2005 to $2,004 in the year ended December 31, 2006.

Costs of sales

Our overall cost of sales decreased by $168, or approximately 3%, from $6,769 for the year ended December 21, 2005, to $6,601 for the year ended December 31, 2006. The telecommunication costs decreased by $1,053 due to the company reducing the network of payphones. Once a low revenue payphone is identified, we offer the site owner an opportunity to purchase the equipment. If the site owner does not purchase the payphone, we remove it from the site. Depreciation expense increased by $968 when compared to the same period in 2005. We own telephone equipment which provides a service for a number of years. The term of service is commonly referred to as the “useful life” of the asset. Because an asset such as telephone equipment or motor vehicle is expected to provide service for many years, it is recorded as an asset, rather than an expense, in the year acquired. A portion of the cost of the long-lived asset is reported as an expense each year over its useful life and the amount of the expense in each year is determined in a rational and systematic manner.

Operation and administrative expenses

Operating expenses decreased by $199, or approximately 2%, from $12,267 for the year ended December 31, 2005, to $12,068 for the year ended December 31, 2006. Professional fees increased by $2,239 in 2006 when compared with the same period in 2005. These are fees we pay to accountants and attorneys throughout the year for performing various tasks. Advertising expenses increased by $770 in 2006 when compared to 2005. Expenses for outside services decreased by $615 in 2006, compared to 2005. These are fees we pay to an outside company to collect and maintain our network of payphones. Office expenses, which primarily makes up the General and Administrative expenses, decreased by $46 in 2006, when compared to the same period ending 2005.

Going Concern Qualification

In their Independent Auditor’s Report for the fiscal years ending December 31, 2005 and December 31, 2006, Robison, Hill & Co., our auditors, states that we have incurred annual losses since inception raising substantial doubt about our ability to continue as a going concern.

Liquidity and Capital Resources

Our primary sources of liquidity have been cash from operations and borrowing from various sources. As December 31, 2006, we have notes payable to Joseph Passalaqua, Mary Passalaqua and Carl Worboys in the amounts of $10,673, $5,000 and $224, respectively.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

Unless we can reverse our history of losses, we will have to discontinue operations.

If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 2004 through 2006, and the losses are projected to continue in 2007. Our net losses were $11,067 and $16,596 for fiscal years ended December 31, 2005 and 2006, respectively. In their Independent Auditor’s Report for the fiscal years ending December 31, 2005 and December 31, 2006, Robison, Hill & Co., our auditors, states that we have incurred annual losses since inception raising substantial doubt about our ability to continue as a going concern.

We may not succeed or become profitable.

We will need to generate significant revenues to achieve profitability and we may be unable to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability in the future. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

We will need additional capital financing in the future.

We will be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

The loss of any of our executive officer would have a material adverse affect on our business and prospects.

Our success is dependent on the efforts and abilities of our executive officers, Carl E. Worboys, our President and Director, and John. F. Passalaqua, our Chief Financial Officer, Secretary and Director. The loss of either founder could have a material adverse effect on our business and prospects.

If we engage in acquisitions, we may experience significant costs and difficulty assimilating the operations or personnel of the acquired companies, which could threaten our future growth.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management’s attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

If we cannot attract, retain, motivate and integrate additional skilled personnel, our ability to compete will be impaired.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

We may be unable to adequately protect our proprietary rights or may be sued by third parties for infringement of their proprietary rights.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. If we make any acquisitions, we could have similar problems in those industries. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another’s intellectual property, forcing us to do one or more of the following:

•	Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;
•	Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or
•	Redesign those products or services that incorporate such technology.

A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.

Our employees may be bound by confidentiality and other nondisclosure agreements regarding the trade secrets of their former employers. As a result, our employees or we could be subject to allegations of trade secret violations and other similar violations if claims are made that they breached these agreements.

Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

We will depend on outside manufacturing sources and suppliers.

We may contract with third party manufacturers to produce our products and we will depend on third party suppliers to obtain the raw materials necessary for the production of our products. We do not know what type of contracts we will have with such third party manufacturers and suppliers. In the event we outsource the manufacturing of our products, we will have limited control over the actual production process. Moreover, difficulties encountered by any one of our third party manufacturers, which result in product defects, delayed or reduced product shipments, cost overruns or our inability to fill orders on a timely basis, could have an adverse impact on our business. Even a short-term disruption in our relationship with third party manufacturers or suppliers could have a material adverse effect on our operations. We do not intend to maintain an inventory of sufficient size to protect ourselves for any significant period of time against supply interruptions, particularly if we are required to obtain alternative sources of supply.

Our stock price may be volatile.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

•	Variations in our quarterly operating results;
•	Changes in financial estimates of our revenues and operating results by securities analysts;
•	Changes in market valuations of telecommunications equipment companies;
•	Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	Additions or departures of key personnel;
•	Future sales of our common stock;
•	Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;
•	Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by technology companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

We do not anticipate paying any dividends on our common stock.

We have not paid any dividends on our common stock since inception and do not anticipate paying any dividends on our common stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

If we are subject to sec regulations relating to low-priced stocks, the market for our common stock could be adversely affected.

The SEC has adopted regulations concerning low-priced stock, or penny stocks. The regulations generally define “penny stock” to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are offered at a market price less than $5.00 per share, and do not qualify for any exemption from the penny stock regulations, our shares may become subject to these additional regulations relating to low-priced stocks.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser’s written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders’ ability to sell our common stock in the secondary market.

We lack operating history.

We have a limited operating history so it will be difficult for you to evaluate an investment in our common stock.

We do not have an established source of revenue sufficient to cover our operating costs to allow us to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means.

We expect to generate losses until such a time when we can become profitable in the collection of payphone service fees. We may also need additional funding which may not be available when needed. Also, if we are able to raise additional funds and we do so by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

Item 3. Description of Property.

At the present time we do not own or lease any real property. Our operations are conducted our of Carl Worboy’s residence, located at 118 Chatham Road, Syracuse, NY 13203 Carl Worboys provides us this office space free of charge.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The table on the following page sets forth, as of May 3, 2007, certain information concerning the beneficial ownership of our common stock by (i) each person known by us to be the owner of more than 5% of our outstanding common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group, without naming them. In general, “beneficial ownership”

includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days.

Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise indicated, the address of each of reporting person is c/o Pegasus Tel, Inc., 118 Chatham Road, Syracuse, NY 13203.

Common Stock

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)

Sino Gas International Holdings, Inc.
The Farmhous
558 Lime Rock Road
Lime Rock, CT 06039	1,000(2)	100%

Carl E. Worboys
President and Director	-	-
John F. Passalaqua
Chief Financial Officer, Secretary and Director	-	-

All Officers and Directors as a group
(without naming them) (2 persons)	-	-

(1)	Based on 1,000 shares of our common stock issued and outstanding as of May 4, 2007.
(2)	Before giving effect to a forward stock split of 5,100 to one prior to the Distribution Date.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Name	Age	Position with Pegasus	Year First Became a Director

Carl E. Worboys	64	President and Director	2004
John F. Passalaqua	71	Chief Financial Officer, Secretary and Director	2004

Biographies

Carl E. Worboys is a practicing attorney in the State of New York. He has been active in the public payphone business for several clients. From 1992 to 2004, Mr. Worboys he was in charge of regulatory affairs for American Telecommunications Enterprises, Inc., a long distance carrier, and has a responsibility for the development of payphone leasing programs for the carrier, and has been an officer and director of Dolce Ventures, Inc. from October 2004 through September 2006.

John F. Passalaqua has served as technical support employee for several payphone companies in the local area, including Daytone, Inc., a New York based phone company from 2001 to 2004. He was elected an officer and director of Dolce Ventures, Inc. in October 2004 through September 2006. Mr.

Involvement in Certain Legal Proceedings

During the past five years no director or executive officer of the company (i) has been involved as a general partner or executive officer of any business which has filed a bankruptcy petition; (ii) has been convicted in any criminal proceeding nor is subject to any pending criminal proceeding; (iii) has been subjected to any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (iv) has been found by a court, the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 6. Executive Compensation.

No compensation has been awarded to, earned by or paid to our officers or directors since our inception in 2002. Management has agreed to act with out compensation until authorized by our Board of Directors. As of the date of this Registration Statement, we have no funds available to pay officers or directors. Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.

Item 7. Certain Relationships and Related Transactions.

We are currently a wholly-owned subsidiary of Sino Holdings. Sino Holdings’ common stock is traded on the NASD Over the Counter Bulletin Board, or OTCBB, under the symbol “SGAS”.

After the spin-off, we will be an independent public company that is not controlled by Sino Holdings and Sino Holdings will hold no equity interest in us. We expect that our common stock will also be traded on the OTCBB at some point in time, although this may not occur. Our current board members and officers and directors will remain as our officers and directors following the spin-off.

Sino Holdings has provided minimal service to us, including tax, treasury, legal, auditing , corporate development, risk management, regulatory, compensatory and other services. Following the spin-off we will be responsible for all these costs.

On October, 24, 2006, Mary Passalaqua, the sister-in-law of John Passalaqua, our CFO, Secretary and directors, loaned the company an aggregate amount of $5,000. We issued Mrs. Passalaqua a demand promissory note in the principal amount of $5,000 bearing interest at a rate of 10% per annum on October 24, 2006.

On September 19, 2006, Carl Worboys paid on behalf of the Company the amount of $224 for an invoice for National Registered Agents. This advance is not evidenced by a promissory note and is not accruing interest

On September 13, 2006, Joseph Passalaqua, the brother of John Passalaqua, paid on behalf of our parent company, then Dolce Ventures Inc., an aggregate amount of $10,673 for three separate invoices so that there would not be any liabilities outstanding for Dolce Venture, Inc. that transferred to the new owner. The liability of the loaned amount transferred to us, Pegasus Tel, Inc. This advance is not evidenced by a promissory note and is not accruing interest.

Other than disclosed above, there have been no transactions have occurred since the beginning of our last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of our securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest

Item 8. Description of Securities.

Common Stock

We are authorized to issue 100 million (100,000,000) shares of Common Stock, par value $0.0001 per share. As of May 3, 2007, there were 1,000 shares of our common stock issued and outstanding, all of which were owned by Sino Holdings. Prior to the Distribution Date, we will effect a 5,100 to one forward stock split to provide Sino Holdings with a sufficient amount of shares for the spin-off. Upon the completion of our spin-off, there will be an aggregate of approximately 5,038,507 shares of our common stock outstanding. Shares not distributed by Sino Holdings in the spin-off will be returned to us as treasury stock.

All shares of our common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. Our common stock is not redeemable and has no conversion or preemptive rights. Our common stock currently outstanding and issued in connection with the spin-off is and will be validly issued, fully paid and non-assessable. In the event of liquidation of the company, the holders of our common stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of our common stock are entitled to equal dividends and distributions per share with respect to our common stock when, as and if, declared by the board of directors from funds legally available. We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. The Pegasus’ Board periodically will reevaluate this dividend policy taking into account our operating results, capital needs, and the terms of our existing financing arrangements and other factors.

Preferred Stock

In addition to the 100 million (100,000,000) shares of common stock mentioned above, we are authorized to issue ten million (10,000,000) shares of preferred stock, par value $0.0001 per share. Shares of our preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by our Board of Directors prior to the issuance any shares thereof. At this time, we have not issued any shares nor designated any class of preferred stock.

PART II

Item 1.	Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder
Matters.

No public market exists for our common stock, although a trading market may develop after the shares are distributed. We will file an application to have our common stock traded on the OTCBB.

To date, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, and any restrictions that may be imposed by our future credit arrangements.

Item 2. Legal Proceedings.

To the knowledge of management, there is no litigation pending or threatened against us.

Item 3. Changes in and Disagreements with Accountants.

As of February 28, 2007, we have retained the services of certified public accountants, Robison, Hill & Co. Our previous certified public accounting firm was not certified pursuant to the rules of the SEC. There have been no disagreements with any accounting firm.

Item 4. Recent Sales of Unregistered Securities.

We have not issued or sold any unregistered securities within the past three years.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Delaware for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction.

PART F/S

Our audited financial statements, and notes thereto, for the fiscal years ended December 31, 2006 and 2005, and auditor’s report are included after the signature page of this Registration Statement and are incorporated by reference herein.

PART III

Item 1. Index to Exhibits.

Exhibit No.	Description
3.1	Articles of Incorporation, dated February 19, 2002
3.2	Amended Articles of Incorporation, dated September 21, 2006
3.3	By-laws
4.1	Form of Common Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PEGASUS TEL, INC.

Date: May 7, 2007	By:	/s/ CARL E. WORBOYS

Carl E. Worboys
President and Director

Date: May 7, 2007	By:	/s/ JOHN PASSALAQUA

John F. Passalaqua
Chief Financial Officer, Secretary and Director

PEGASUS TEL, INC.

(A Development Stage Company)

-:-

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS’ REPORT

DECEMBER 31, 2006

CONTENTS

Page

Independent Registered Public Accountants’ Report	F - 1

Balance Sheets
December 31, 2005 and
December 31, 2006	F - 3

Statements of Operations for the year ended December 31, 2005 and for the year ended December 31, 2006 and the cumulative period from
February 19, 2002 (inception) to December 31, 2006	F - 4

Statement of Stockholders’ Equity
Since February 19, 2002 (inception) to December 31, 2006	F - 5

Statements of Cash Flows for year ended December 31, 2005 and for the year ended December 31, 2006 and the cumulative period from
February 19, 2002 (inception) to December 31, 2006	F - 6

Notes to Financial Statements	F – 7

ROBISON, HILL & CO.	Certified Public Accountants
A PROFESSIONAL CORPORATION
BRENT M. DAVIES, CPA
DAVID O. SEAL, CPA
W. DALE WESTENSKOW, CPA
BARRY D. LOVELESS, CPA
STEPHEN M. HALLEY, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Pegasus Tel, Inc.

(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Pegasus Tel, Inc. as of December 31, 2006, and 2005, and the related statements of operations, and cash flows for the years ended December 31, 2006, and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pegasus Tel, Inc. as of December 31, 2006, and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, and 2005, in conformity with accounting principles generally accepted in the United States of America.

MEMBERS OF AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
MEMBERS OF THE SEC PRACTICE SECTION and THE PRIVATE COMPANIES PRACTICE SECTION

1366 East Murray-Holladay Road, Salt Lake City, Utah 84117-5050

F – 1

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net losses from operations has minimal revenues and requires additional financing in order to finance its business activities on an ongoing basis, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

\s\ Robison, Hill & Co.

Certified Public Accountants
Salt Lake City, Utah
April 3, 2007

F – 2

PEGASUS TEL, INC.
(A Development Stage Company)
BALANCE SHEETS

	December 31,
	2006	2005
Assets:
Cash and Cash Equivalents	$205	$3,960
Accounts Receivable	240	2,496

Total Current Assets	445	6,456

Property and Equipment:
Payphone Equipment	12,600	11,600
Less Accumulated Depreciation	(12,091)	(9,691)

Net Property and Equipment	509	1,909

Total Assets	$954	$8,365

Liabilities:
Accounts Payable	$2,962	$3,534
Due to Dolce Ventures	--	63,919
Interest Payable	95	--
Related Party Payable-Joseph Passalaqua	10,673	--
Related Party Payable-Mary Passalaqua	5,000	--
Related Party Payable-Carl Worboys	224	--

Total Liabilities	18,954	67,453

Stockholders' Equity:
Preferred Stock, Par value $0.001, Authorized 10,000,000
shares, Issued 0 shares at December 31, 2006
and December 31, 2005	--	--
Common Stock, Par value $0.001, Authorized 100,000,000
shares; Issued 1,000 shares at December 31, 2006
and December 31, 2005	1,000	1,000
Paid-In Capital	56,684	(1,000)
Deficit Accumulated During Development Stage	(75,684)	(59,088)

Total Stockholders' Equity	(18,000)	(59,088)

Total Liabilities and Stockholders' Equity	$954	$8,365

The accompanying notes are an integral part of these financial statements.

F – 3

PEGASUS TEL, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		Cumulative Since February 19, 2002 Inception of Development
	2006	2005	Stage
Revenues	$2,138	$8,348	$43,639
Costs of Operations	(6,601)	(6,769)	(49,039)

Gross Profits	(4,463)	1,579	(5,400)

Expenses
General and Administrative	754	348	7,883
Accounting	7,657	9,065	22,602
Advertising	770	--	770
Bookkeeping	2,272	--	2,272
Legal	--	--	13,790
Outside Services	615	2,854	21,983

Operating Expenses	12,068	12,267	69,300

Net Loss Before Taxes	(16,531)	(10,688)	(74,700)

Income and Franchise Tax	65	379	984

Net Income (Loss)	$(16,596)	$(11,067)	$(75,684)

Loss per Share, Basic &
Diluted	$(16.60)	$(11.07)

Weighted Average Shares
Outstanding	1,000	1,000

The accompanying notes are an integral part of these financial statements.

F – 4

PEGASUS TEL.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY

	Common StocK		Paid In	Deficit Accumulated Since Feburary 19, 2002 Inception of Development
	Shares	Par Value	Capital	Stage
Balance at February 19, 2002	--	$--	$--	$--
Net Loss	--	--	--	(25,809)

Balance at December 31, 2002	--	--	--	(25,809)
December 31, 2003, Stock Issued for Cash	1,000	--	(1,000)	--
Net Loss	--	--	--	(15,704)

Balance at December 31, 2003	1,000	--	(1,000)	(41,513)
Net Loss	--	--	--	(6,508)

Balance at December 31, 2004	1,000	--	(1,000)	(48,021)
Net Loss	--	--	--	(11,067)

Balance at December 31, 2005	1,000	--	(1,000)	(59,088)
Net Loss	--	--	--	(16,596)

Balance at December 31, 2006	1,000	$--	$(1,000)	$(75,684)

The accompanying notes are an integral part of these financial statements

F – 5

PEGASUS TEL, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		Cumulative Since February 19, 2002 Inception of Development
	2006	2005	Stage
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss for the Period	$(16,596)	$(11,067)	$(75,684)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and Amortization	2,400	1,432	12,091
Changes in Operating Assets and Liabilities
Decrease (Increase) in Accounts Receivable	2,256	(180)	(240)
Increase (Decrease) in Accounts Payable	(572)	1,433	2,962
Decrease (Increase) in Intercompany Dues	(63,919)	11,974	--

Net Cash Used in Operating Activities	(76,431)	3,592	(60,871)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property and Equipment	(1,000)	--	(12,600)

Net cash provided by Investing Activities	(1,000)	--	(12,600)

CASH FLOWS FROM FINANCING ACTIVITIES:
Common Stock	--	--	1,000
Related Party Payable- Mary Passalaqua	5,000	--	5,000
Due to Carl Worboys, Shareholder	224	224
Due to Joseph Passalaqua, Shareholder	10,673	--	10,673
Interest Payable	95	--	95
Capital Contributed	57,684	--	56,684

Net Cash Provided by Financing Activities	73,676	--	73,676

Net (Decrease) Increase in Cash	(3,755)	3,592	205
Cash at Beginning of Period	3,960	368	--

Cash at End of Period	$205	$3,960	$205

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$--	$--	$--
Franchise and Income Taxes	$65	$379	$984
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:
None

        The accompanying notes are an integral part of these financial statements.

F – 6

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for Pegasus Tel, Inc. is presented to assist in understanding the Company’s financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that Pegasus Tel., Inc. (hereto referred to as the “Company”) will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company’s ability to continue as a “going concern.” The Company has incurred net losses of approximately $75,684 for the period from February 19, 2002 (inception) to December 31, 2006, has an accumulated deficit, has recurring losses, has minimal revenues and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its operating expenses. Management believes that actions presently being taken to revise the Company’s operating and financial requirements provide them with the opportunity to continue as a “going concern”

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a “going concern”. While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the “going concern” assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a “going concern,” then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

F – 7

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization and Basis of Presentation

On February 19, 2002, Pegasus Tel, Inc., a Delaware company, was formed as a wholly owned subsidiary of American Industries.

On March 28, 2002, American Industries, Inc. and Pegasus Tel, Inc. entered into an agreement with Pegasus Communications, Inc., a New York corporation, to acquire 100% of the outstanding shares of Pegasus Communications, Inc. in exchange for 72,721,966 shares of common stock of American Industries, Inc. Pegasus Tel, Inc. continued as the surviving corporation and Pegasus Communications, Inc. was merged out of existence.

The company is in the development stage, and has not commenced planned principal operations. The Company has a December 31 year end.

Nature of Business

The Company is primarily in the business of providing the use of outdoor payphones, and providing telecommunication services.

Interim Reporting

The unaudited financial statements as of December 31, 2006 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of 90 days or less to be cash equivalents to the extent the funds are not being held for investment purposes.

F – 8

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company generates revenues by selling pre-paid phone cards in increments of $10. The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) number 104, “Revenue Recognition. “SAB 104 clarifies application of U. S. generally accepted accounting principles to revenue transactions. The Company recognizes revenue when the earnings process is complete. That is, when the arrangements of the goods are documented, the pricing becomes final and collectibility is reasonably assured. An allowance for bad debt is provided based on estimated losses. For revenue received in advance for goods, the Company records a current liability classified as either deferred revenue or customer deposits. As of December 31, 2006, there was no deferred revenue.

Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of December 31, 2006, the Company has determined an allowance for doubtful accounts is not necessary.

Fixed Assets

Fixed assets are stated at cost. Depreciation expense for the year ended December 2006 and 2005 were $12,091 and $9,691 respectively. Depreciation and amortization are computed using the straight-line and accelerated methods over the estimated economic useful lives of the related assets as follows:

F – 9

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed Assets (Continued)

Asset	Rate

Payphone Equipment	5 years

Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss. Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

Maintenance and repairs are charged to operations; betterments are capitalized. The cost of property sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the property and related accumulated depreciation accounts, and any resulting gain or loss is credited or charged to income.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F – 10

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss per Share

Basic loss per share has been computed by dividing the loss for the period applicable to the common stockholders’ by the weighted average number of common shares outstanding during the period. There were no common equivalent shares outstanding during the periods ended December 31, 2006.

Financial Instruments

The Company’s financial assets and liabilities consist of cash, inventory, accounts receivable, property and equipment, and accounts payable. Except as otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the sort-term maturities of these instruments.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes. “SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

Reclassification

Certain reclassifications have been made in the 2005 financial statements to conform to the December 31, 2006 presentation.

Recent Accounting Standards

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim

F – 11

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

period beginning after June 15, 2003. The statement was considered in regard to our Preferred Stock and convertible notes, and is not anticipated to have a significant effect on our financial position or results of operations. In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), Consolidation of Variable Interest Entities. This interpretation clarifies rules relating to consolidation where entities are controlled by means other than a majority voting interest and instances in which equity investors do not bear the residual economic risks. We currently have no ownership in variable interest entities; therefore adoption of this standard currently has no financial reporting implications.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4. This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4 previously stated that”...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs maybe so abnormal as to require treatment as current period charges...” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal. “In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

On December 16, 2004, the FASB issued SFAS No. 123 ( R ), Share-Based Payment, which is an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and generally requires such transactions to be accounted for using a fair-value based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the

F – 12

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2006, and have not yet determined what impact this standard will have on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-sharing Transactions, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This statement also amends FASB Statement No. 67,

Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

In December 2004, the FASB issued SFAS No. 153, Exchange of Nonmonetary Assets. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB. Opinion NO. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary assets exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

F – 13

PEGASUS TEL, INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - a replacement of APB No. 20 and FASB Statement No. 3.” This statement modifies the reporting of changes in accounting principles, reclassifies changes and principle in the absence of explicit transition guidance. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. This statement is effective for accounting changes and corrections for fiscal years beginning after December 15, 2005. Management does not believe that the adoption of this policy will have any effect on its financial statements.

In February 2006, The FASB issued SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” This statement amends FASB 133, Accounting for Derivative Instruments and Hedging Activities and Statement and

No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation clarifies which interest only strips and principal are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument to a beneficial interest other than another derivative financial instrument.

The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements.

In March 2006 the FASB issued SFAS No. 156 “Accounting for Servicing of Financial Instruments - an amendment of FASB No.140, Accounting for Transfers and Servicing of Financial Instruments and Extinguishments of Liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service an asset by entering into a servicing contract, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair market value, permits an entity to choose either the amortization method or fair market value measurement method

F – 14

PEGASUS TEL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

for subsequent measurement periods for each class of separately recognized servicing assets and servicing liabilities, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights at its initial adoption, and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value. The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements

NOTE 2 - INCOME TAXES

As of December 31, 2006, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $66,508 that may be offset against future taxable income through 2025. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

	2006	2005

Net Operating Losses	$22,600	$17,000
Valuation Allowance	(22,600)	(17,000)
	$-	$-

NOTE 3- DEVELOPMENT STAGE COMPANY

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage. The Company’s financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

F – 15

PEGASUS TEL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

(Continued)

NOTE 4 - COMMITMENTS

As of December 31, 2006, all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 4 - COMMON STOCK TRANSACTIONS

On December 31, 2003, the Company issued 1,000 shares of common stock in exchange for cash valued at $1,000.

NOTE 5 – RELATED PARTY TRANSACTIONS

Officers of the Company have advanced the Company money in order to pay general and administrative expenses. As of December, the company owed $ 10,897 relating to these loans. The Company has a note payable of $5,000, it is accruing 10% interest per annum and is payable in full upon demand.

F – 16

Exhibit Index

Exhibit No.	Description
3.1	Articles of Incorporation, dated February 19, 2002
3.2	Amended Articles of Incorporation, dated September 21, 2006
3.3	By-laws
4.1	Form of Common Stock Certificate